DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

September 30, 2009

Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-7010 USA Attention: Mr. H. Roger Schwall, Assistant Director

Re:	Gammon Gold Inc.
Form 40-F for the Fiscal Year Ended December 31, 2008, as amended
Filed August 12, 2009
Form 6-K
Filed April 16, 2009
File No. 1-31524

Dear Sirs and Mesdames:

On behalf of our client, Gammon Gold Inc. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated August 31, 2009 (the “Comment Letter”), in respect of the above noted filings. The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter.

Form 40-F/A for the Fiscal Year Ended December 31, 2008

Exhibit 99.2- Management’s Discussion and Analysis

Transactions with Related Parties, page 17

1.	Please advise us as to whether you have filed the agreements relating to these transactions as exhibits, and if no, your reasons for omitting them.

The Company respectfully submits that Form 40-F does not require such agreements to be filed as exhibits to Form 40-F.

September 30, 2009

Exhibit 99.3

Restated Consolidated Financial Statements

Note 2. Restatement of Consolidated Financial Statements

2.

Your disclosure indicates inventories in your restated consolidated financial statements are translated at the foreign exchange rate in effect when the costs were incurred. In addition, your disclosure on page 7 states that inventories are valued at lower of cost or net realizable value. Please tell us how you have considered paragraphs .48 through .51 of Section 1651 of the CICA Handbook with respect to your inventories.

When assessing the lower of cost and net realizable value, the Company compares the historical cost of its inventories in US dollars against the current market prices of gold, which are also denominated in US dollars. Since the market price against which the Company assesses the lower of cost or market is not determined in pesos, the Company does not believe that the referenced paragraphs of Section 1651 of the CICA Handbook are applicable to the Company’s situation.

Note 5. Change in Estimate

3.

We note you classified the change in how you calculate your depletion base as a change in estimate of the useful lives of your mines. Please clarify for us why this change meets the definition of a change in estimate described in paragraph .5(b) of the CICA Handbook 1506. As part of your response, please also clarify why this change does not represent a change in accounting policy as described in paragraph .14(b) of the CICA Handbook 1506. In this regard, we note your statement in footnote (c) of Exhibit 99.4 that you determined that the useful lives of your mines is better represented by also including a portion of mineralization expected to be classified as reserves, as opposed to only proven and probable reserves.

As contained in CICA Handbook Section 1506.05(b), Accounting Changes:

A change in accounting estimate is an adjustment of the carrying amount of an asset or a liability, or the amount of the periodic consumption of an asset, that results from the assessment of the present status of, and expected future benefits and obligations associated with, assets and liabilities. Changes in accounting estimates result from new information or new developments and, accordingly, are not corrections of errors.

The decision to include a portion of mineralization that is expected to be classified as reserves, as opposed to only proven and probable reserves, results in an increase in the estimated base over which the capitalized cost of the Company’s mineral properties is amortized. The Company views this as a change in estimate only, because its accounting policy for depletion utilizes the unit of production method. The Company

September 30, 2009

respectfully submits that this is similar to an entity determining that it will get more years of service from an asset being depreciated using the straight line method. The pattern of allocation remains as the straight line method but the costs will be allocated over a different number of years. Such a change would not be viewed as a change in accounting policy but rather a change in the estimated useful life of the asset.

In addition, the Company believes that this was a preferable change for the following reasons:

•

The Company mines in areas not included in its proven and probable reserves because current gold prices exceed the gold price used in the reserve study being used for amortization purposes. As a result, there was a need to reflect the amortization of the capitalized costs related to this portion of the Company’s total mineralization; and

•

The Company has had significant operational issues and has been spending funds on the resolution of these issues. Consequently, the Company has not been spending significant amounts to convert resources to reserves. The Company’s depletion base was decreasing, resulting in volatility in its depletion per unit of production. The Company did not view this as conveying reliable information about its performance when there was significant mineralization that was not reflected in its depletion base.

4.

Notwithstanding your response to the preceding comment, please explain to us in detail why you believe it is appropriate under Canadian GAAP to include the portion of mineralization expected to be classified as reserves, as opposed to only proven and probable reserves, in your depletion base.

Your response should also:

•	Explain in reasonable detail how you determine the “portion of mineralization” to be included in your depletion base;
•

Quantify the total amount of proven and probable reserves included in your depletion base as well as the total portion of mineralization expected to be classified as reserves included in your depletion base at December 31, 2008;

•

Tell us why you believe inclusion of the portion of mineralization expected to be classified as reserves with proven and probable reserves is better than including only proven and probable reserves; and

Refer to authoritative accounting literature as appropriate.

September 30, 2009

The following were the factors considered by the Company at the time of making the change in estimate, in the second quarter of 2008:

The Company reports its reserves and resources in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects. Canadian securities regulations allow companies to report proven and probable reserves and measured, indicated, and inferred resources. Therefore, for Canadian GAAP purposes, the base used in the depletion calculation may include any of these categories of mineral reserves and resources. The Company is not aware of any prohibition under Canadian GAAP from using resources in the depletion base. The Company discussed its reasoning for this being a preferable method in the response to Comment 3 above.

The Company notes that the inclusion of measured, indicated and inferred resources in the base used in the Company’s depletion calculation is prohibited under US GAAP. Therefore, this change resulted in a Canadian – US GAAP difference that was included in the reconciliation of the Company’s annual financial statements to US GAAP that was included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008.

The Company understands that the SEC’s Staff interpretation of Securities Act Industry Guide 7, Description of Property by Issuers Engaged or to Be Engaged in Significant Mining Operations, may be that most metals reserves should be economic when using a metal price equal to the three-year historic average of exchange or published prices at the time of reporting. Based on three-year historic average prices, the Company used $580/oz for gold and $12.00/ounce for silver when determining the Company’s proven & probable reserves as at December 31, 2007. The SEC does not provide guidelines for determining resources, as Industry Guide 7 does not recognize mineral resources. Accordingly, for determining resources as at December 31, 2007, the Company elected to use its long term forecasted metal prices, $800/oz and $14.50/oz for gold and silver, respectively. These prices were viewed as conservative as they were approximately 15% lower than the then-current spot price.

Ocampo Mine

Open Pit Operations

In 2007, approximately 13% of the Company’s open pit production came from outside of Reserves which is predominantly due to lower grade Measured and Indicated material being determined economic under prevailing metal prices which were substantially higher than year end metal price assumptions used for reserve calculations.

The Company’s mining practices consider the current and forward looking metal prices. For example, although the reserve cut-off grade is approximately 0.3 g/tonne Au(e), the mine was regularly sending material above 0.2 g/tonne to the heap leach pad for

September 30, 2009

processing or stockpiling. With this practice, the Company is actually sending lower-grade Measured, Indicated or Inferred material that does not classify as reserves for processing or stockpiling. As the Company remains close to data at the current pit topography, it has had little experience with Inferred material. The Company’s reconciliations of Proven and Probable reserves at the end of 2007 to 2008 production were considered excellent and lie within industry norms.

The following method was used for determining the depletion base:

1.	All Measured and Indicated resources above 0.2 g/tonne within the “Reserve Pit” should be utilized for depletion purposes;
2.

It is reasonable to assume that 50% of the Inferred material within the “Reserve Pit” should be utilized for depreciation purposes as these resources are insensitive to metal prices as they were not utilized for pit optimization. That is, they require no widening or deepening of the pit shell or additional development to extract and will be produced within the course of planned mined;

3.

Due to the Company’s expectation of a higher long-term metal price environment, all Measured and Indicated resources outside the “Reserve Pit” but within the “Resource Pit” should be utilized for depletion purposes. It is the Company’s expectation that long term metal prices will approach or exceed those used to generate the December 31st 2007 “Resource Pit”;

4.

Due to the Company’s expectation of a higher long-term metal price environment, it is reasonable to assume that 25% of the Inferred resources outside the “Reserve Pit” but within the “Resource Pit” should be utilized for depletion purposes. The rate is lower than 2 above since the Inferred resources were used, as is standard industry practice, in the optimization scenario for the “Resource Pit”.

Underground Operations

In 2007, approximately 20% of the Company’s underground production came from outside of Reserves. This is a reflection of two things, namely:

1) Inferred resources were mined throughout the year, but more importantly,

2) Lower grade Measured and Indicated material became economic under prevailing metal prices which were substantially higher than the year end metal price assumptions utilized for reserve calculations.

Throughout 2007, the majority of the Company’s mining took place in areas of tight data spacing and model reconciliations to Proven and Probable reserves have been

September 30, 2009

undertaken and were considered excellent, lying within industry norms. The only vein that did not perform well as compared to the reserve model was the Rosario vein where folding was not identified when modeling the vein shape – this however was only one vein of 16 and represents only 3.5% of the contained metal in the 2007 Proven and Probable reserves.

It should be noted that in 2005 the underground reserve was based on only 7 veins, while the 2007 reserve was based on 16 veins. Underground exploration drilling continues to focus on the delineation of a number of new additional veins over and above those included in prior reserve calculations. Historically, increases and/or replacement of Proven and Probable reserves at the Ocampo underground have been through a combination of:

1.	Conversion of Measured and Indicated to Proven and Probable as a result of progressively higher metal prices and the reduction in cut-off grades;
2.	Conversion of Inferred to Measured and Indicated through tighter drill spacing;
3.	Extension of known vein structures both along strike and down dip; and
4.	The discovery and drilling of entirely new veins.

The following method was used for determining the depletion base:

1.

All Measured and Indicated resources within the underground resource statement should be considered for depletion purposes as the resource metal prices assumed for the resource calculation are indeed the Company’s long term metal price assumptions on which it bases its operations. That is, the day-to-day operating cut-off grades were considerably lower than the metal price assumptions assumed for reserve calculations. In fact, 100% of Ocampo’s Measured and Indicated resources have grades greater than the current operational cut-off grade, even assuming much higher than experienced dilution percentages (i.e. up to 35% dilution).

2.

The majority of the Inferred resources lie below the current workings and with the Company having embarked upon a significant development and drilling program, the Company believes that it is not unreasonable, and in fact is conservative, to assume that 25% of the Inferred resources will be converted to reserves due to 1) the fact that the historical conversion rate over the past 4 years has been considerably high, 2) the low sulfidation deposits in Mexico have a history of being quite prolific, and 3) it is current practice that all low grade exploration development is sent for processing (these tonnages are outside of reserves) and account for up to 10% of the out of reserve production at any time. With respect to actual production, the underground has only been mining from 10 of the 21

September 30, 2009

veins in reserves and resources and fully expects to see further additional ore mining outside of reserves as the additional vein inventory is developed and brought into production.

El Cubo Mine (Underground)

El Cubo is a high quality and under-explored asset in a prolific mining district. The fact that approximately 40% of the metal production in both 2006 and 2007 was from outside of reserves in conjunction with the fact that the vast majority of the property remains to be explored, demonstrates the growth potential that can be realized from this asset. The majority of El Cubo’s reserves are delineated through development. Proven ore is defined as 0 metres to 10 metres proximity from existing development while probable ore is defined as 10 metres to 40 metres proximity from existing development. It is easy to envision more than 40 metres of development being completed in headings and therefore a high probability that ore will be mined from such headings that is officially not categorized as Proven or Probable reserves. With El Cubo averaging development rates of more than 1,500 metres per month, the operation is expected to continue experiencing a high percentage of ore being mined that is not categorized as Proven or Probable reserves. These veins have been mined for approximately 400 years and the Company believes that down dip extensions that the Inferred resources identify are highly likely to continue. The Company has embarked on a significant development and exploration program including exploration drill testing these down dip inferred extensions with plans to carry out approximately 16km of exploration development as part of the mine’s short term development plan.

The following method was used for determining the depletion base:

1.

All Measured and Indicated resources within the underground resource statement should be considered for depletion purposes as the resource metal prices assumed for the resource calculation are indeed the Company’s long term metal price assumptions on which it bases its operations; and,

2.

Due to the nature of the El Cubo camp/deposit and its long and vast history, the Company believes that it is not unreasonable to assume that upwards of 50% of the Inferred resources currently identified will be converted to reserves.

The following table illustrates the total amount of Proven and Probable reserves on a contained ounce basis included in the depletion base as well as the total portion of Measured, Indicated and Inferred resources expected to be mined that was included in the depletion base for the year ended December 31, 2008:

September 30, 2009

Exhibit 99.7

5.

We note that the certification of Chief Financial Officer is missing the introductory line “I have reviewed this annual report on Form 40-F of Gammon Gold Inc.” Please amend to include the omitted language.

The Company acknowledges that the introductory line was inadvertently omitted from the Chief Financial Officer’s certification that was included in the original Form 40-F filing. However, a corrected and complete certification was filed as part of Exhibit 99.7 to the Company’s Form 40-F/A that was filed on August 12, 2009.

Form 6-K Filed April 16, 2009

Compensation Discussion & Analysis, page 13

Executive Performance Targets, page 15

6.

We note that you have described “measurable, objective categories and subcategories” of performance targets, but have not included the numbers for the performance metrics, nor have you disclosed the numbers for actual performance. Please advise us as to your reasons for omitting this information.

The Company respectfully notes that submissions on Form 6-K are required to include only disclosure that is contained in reports filed or made public in the applicable issuer’s home jurisdiction. The Staff’s Comment addresses matters that are not required to be included in proxy statements pursuant to Canadian law. Therefore, such disclosure was

September 30, 2009

not required to be included in the Form 6-K containing the Company’s Compensation Discussion and Analysis.

The Company confirms that in preparing its Compensation Discussion & Analysis it considered only Canadian requirements, and that no attempt was made by the Company to comply with the Compensation Discussion & Analysis requirements contained in Item 402 of Regulation S-K.

7.	We note your discussion of “maximum” percentages of base salary on page 16. However, the amounts of the bonuses on page 17 appear to exceed “maximum” amounts. Please explain.

The Company respectfully notes that submissions on Form 6-K are required to include only disclosure that is contained in reports filed or made public in the applicable issuer’s home jurisdiction. The Company has not received any comments from Canadian regulators on the noted disclosure.

The Company confirms that in preparing its Compensation Discussion & Analysis it considered only Canadian requirements, and that no attempt was made by the Company to comply with Item 402 of Regulation S-K.

8.

We note that you mention a possible tax gross-up with regard to income taxes payable by recipients if the 2008 annual incentive bonus is settled in stock. Please advise us as to whether you will disclose the amount of any such tax gross-up if and when it is made.

The Company confirms that it intends to disclose the amount of any such tax gross-up when and if it is made.

However, please note that the Company confirms that in preparing its Compensation Discussion & Analysis it considered only Canadian requirements, and that no attempt was made by the Company to comply with Item 402 of Regulation S-K.

President & Chairman Retirement Plan Arrangement, page 30

9.

We note your description of the retirement plan arrangement. Please advise us as to why you have not included a discussion of the rationale for this arrangement in your Compensation Discussion & Analysis.

The Company respectfully notes that submissions on Form 6-K are required to include only disclosure that is contained in reports filed or made public in the applicable issuer’s home jurisdiction. The Staff’s Comment addresses matters that are not required to be included in proxy statements pursuant to Canadian law. Therefore, such disclosure was not required to be included in the Form 6-K containing the Company’s Compensation Discussion and Analysis.

September 30, 2009

The Company confirms that in preparing its Compensation Discussion & Analysis it considered only Canadian requirements, and that no attempt was made by the Company to comply with the Compensation Discussion & Analysis requirements contained in Item 402 of Regulation S-K.

10.

We note your statement that the retirement plan “provides for a lump sum retirement payment at age 65 equal to Mr. George’s aggregate salary and bonus remuneration in the 2006 and 2007 calendar years multiplied by a gross-up factor of five (5)...” Please explain the rationale for the “gross-up factor”, including the reasons for choosing five as the multiple.

The Company respectfully notes that submissions on Form 6-K are required to include only disclosure that is contained in reports filed or made public in the applicable issuer’s home jurisdiction. The Staff’s Comment addresses matters that are not required to be included in proxy statements pursuant to Canadian law. Therefore, such disclosure was not required to be included in the Form 6-K containing the Company’s Compensation Discussion and Analysis.

The Company confirms that in preparing its Compensation Discussion & Analysis it considered only Canadian requirements, and that no attempt was made by the Company to comply with the Compensation Discussion & Analysis requirements contained in Item 402 of Regulation S-K.

Termination and Change of Control Benefits, page 30

11.

We note that discussion of the amendment to Mr. George’s employment contract. Please advise as to whether the employment contract and the amendment have been filed as exhibits, and if not, your reasons for omitting them. Also, please explain why your Compensation Discussion & Analysis does not address the rationale for amending the contract.

The Company respectfully notes that submissions on Form 6-K are required to include only disclosure that is contained in reports filed or made public in the applicable issuer’s home jurisdiction. The Staff’s Comment addresses matters that are not required to be included in proxy statements pursuant to Canadian law. Therefore, such disclosure was not required to be included in the Form 6-K containing the Company’s Compensation Discussion and Analysis.

Furthermore, the Company respectfully submits that neither Form 6-K nor Form 40-F requires Mr. George’s employment contract or the amendment thereto to be filed as exhibits.

The Company confirms that in preparing its Compensation Discussion & Analysis it considered only Canadian requirements, and that no attempt was made by the Company to comply with the Compensation Discussion & Analysis requirements contained in Item 402 of Regulation S-K.

September 30, 2009

12.	We note the discussion of the consulting agreement with Mr. George. Please advise us as to whether the consulting agreement has been filed as an exhibit, and if not, your reasons for omitting it.

The Company respectfully submits that neither Form 6-K nor Form 40-F requires Mr. George’s consulting agreement to be filed as exhibits.

13.

We note that you have not quantified the amounts of termination and change of control benefits that would have been payable if termination and/or change of control events had occurred as of December 31, 2008. Please explain to us why you have omitted this information.

The Company respectfully notes that submissions on Form 6-K are required to include only disclosure that is contained in reports filed or made public in the applicable issuer’s home jurisdiction. The Staff’s Comment addresses matters that are not required to be included in proxy statements pursuant to Canadian law. Therefore, such disclosure was not required to be included in the Form 6-K containing the Company’s Compensation Discussion and Analysis.

The Company confirms that in preparing its Compensation Discussion & Analysis it considered only Canadian requirements, and that no attempt was made by the Company to comply with the Compensation Discussion & Analysis requirements contained in Item 402 of Regulation S-K.

*      *      *

Closing Comments

On behalf of the Company, we hereby confirm to the Staff the Company’s acknowledgment of the following:

•	Gammon is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	Gammon may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (604) 630-5199 should you have any questions about the contents of this letter.

September 30, 2009

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:	Scott Perry
Gammon Gold Inc.

Cautionary Note

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘plan’’, “intends’’, ‘‘continue’’, ‘‘estimate’’, “forecast”, ‘‘will’’, and similar expressions identify forward- looking statements. Forward-looking statements include, among other things, statements regarding estimates and assumptions in respect of gold and silver production and prices, mineral reserves and mineral resources and anticipated grades, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.